Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 Tel: 954.463.2700 Fax: 954.463.2224

March 26, 2015

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jeffrey P. Riedler, Assistant Director

100 F. Street, N.E.

Washington, DC 20549

Re:	Catalyst Pharmaceutical Partners, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 19, 2015
File No. 001-33057

Dear Mr. Riedler:

We are responding to the comment contained in your letter (the “Comment Letter”) to Alicia Grande, Chief Financial Officer of Catalyst Pharmaceutical Partners, Inc. (the “Company”), dated March 25, 2015:

1.	We note that you have proposed an amendment to your certificate of incorporation that would increase the number of authorized shares of your common stock. Please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance. If such plans exist, please disclose all material information. If not, please revise your disclosure to indicate that you have no such plans.

The Company will add language to the Proxy Statement clarifying that the Company currently has no plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance if the proposed amendment to the Company’s certificate of incorporation is approved by its stockholders. We are proposing to add the following paragraph to page 25 of the Proxy Statement.

We currently have no plans, arrangements or understandings to issue any of the shares of common stock that would become newly available if this proposal is approved.

A revised page showing the addition of this paragraph to the discussions on the reasons for the amendment is attached to this response letter.

akerman.com

Securities and Exchange Commission

March 26, 2015

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip B. Schwartz

Philip B. Schwartz

Neither Proposal No. 2 nor Proposal No. 3 is conditioned on the approval of the other. If one or both of the proposals is approved by stockholders, we intend to file a corresponding Amendment No. 2 to Certificate of Incorporation reflecting the approved amendment(s) with the Delaware Secretary of State, and such Amendment(s) will be effective on the date such amendment is filed with the Delaware Secretary of State.

The descriptions in this Proxy Statement of the proposed amendments to the Existing Charter contemplated by Proposal Nos. 2 and 3 are qualified in their entirety by reference to, and should be read in conjunction with, the full text of the Form of Amendment No. 2 to Certificate of Incorporation attached to this Proxy Statement as Annex A, which assumes that Proposal Nos. 2 and 3 are approved.

PROPOSAL TWO

TO AMEND THE CERTIFICATE OF INCORPORATION TO

INCREASE THE NUMBER OF SHARES OF AUTHORIZED COMMON STOCK

TO 150,000,000 SHARES

General

On February 19, 2015, our Board of Directors approved, declared it advisable and in our best interest and directed that there be submitted to our stockholders for approval, the prospective amendment to Article IV of our Certificate of Incorporation to increase the authorized common stock from one hundred million (100,000,000) shares, par value $0.001 per share, to one hundred and fifty million (150,000,000) shares, par value $0.001 per share.

If Proposal Two is approved, the first sentence of Article IV of the Existing Charter would be amended and restated to read in its entirety:

The total number of shares of capital stock which the Corporation shall have the authority to issue is 155,000,000, of which (i) 150,000,000 shares shall be Common Stock, par value $0.001 per share (the “Common Stock”) and (ii) 5,000,000 shares shall be Preferred Stock, par value $0.001 per share (the “Preferred Stock”).

Reasons for the Amendment

Currently, our company is authorized to issue 100,000,000 shares of common stock. Of the 100,000,000 shares of common stock authorized, as of the Record Date, there were 81,834,849 shares of common stock issued and outstanding, up to 3,170,000 shares of common stock reserved for issuance under our equity incentive plans and other option agreements, and up to 3,433,750 shares of common stock reserved for issuance upon the exercise of outstanding warrants. Consequently, we have approximately 11.8 million shares of authorized but unissued common stock available for general corporate purposes.

As a general matter, the Board of Directors does not believe the currently available number of unissued shares of common stock is an adequate number of shares to assure that there will be sufficient shares available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans, stock dividends, stock splits, and other corporate purposes. Therefore, the Board of Directors approved the increase in authorized shares of common stock as a means of providing us with the flexibility to act with respect to the issuance of common stock or securities exercisable for, or convertible into, common stock in circumstances which they believe will advance our interests and the interests of our stockholders without the delay of seeking an amendment to the Certificate of Incorporation at that time.

The Board of Directors has considered, and will continue to consider, various financing options, including the issuance of common stock from time to time to raise additional capital necessary to support future growth of our company. As a result of the proposed Amendment, the Board of Directors will have more flexibility to pursue opportunities to engage in possible future capital market transactions involving common stock or securities convertible into common stock, including, without limitation, public offerings or private placements of such common stock.

We currently have no plans, arrangements or understandings to issue any of the shares of common stock that would become newly available if this proposal is approved.

3